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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549



                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ________)*

                                  Zoran Corporation
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                                   (Name of Issuer)

                            Common Stock, $0.001 par value
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                            (Title of Class of Securities)

                                     98975F 10 1
                       -------------------------------------------
                                    (CUSIP Number)

Paul A. Blumenstein, Gray Cary Ware & Freidenrich, 400 Hamilton Ave. Palo Alto,
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                                    CA 94301-3699
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                        12/27/96
                       ----------------------------------------
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

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                                     SCHEDULE 13D


CUSIP No. 98975F 10 1                                      Page 2 of 7 Pages


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 (1) NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    George T. Haber
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                       (a)  / /
     OF A GROUP  (See Instructions)                              (b)  / /
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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS*

     00
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 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     / /
                            N/A
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 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel
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NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 743,948
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    743,948
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               743,948
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                     / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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ITEM 1.  SECURITY AND ISSUER

    The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $0.001 par value per share ("Zoran Common Stock"), of Zoran Corporation (the "Issuer" or "Zoran"), a Delaware corporation, with its principal executive offices located at 2041 Mission College Blvd., Santa Clara, California 95054.

ITEM 2.  IDENTITY AND BACKGROUND

    This Statement is being filed by George T. Haber based upon his beneficial ownership of shares of Zoran Common Stock and an option to purchase Zoran Common Stock held by him in his individual capacity and shares of Zoran Common Stock held by Mr. Haber as Custodian Under UGMA for Sabrina Cismas and as Custodian Under UGMA for Cristina Cismas. Mr. Haber's business address is 3120 Scott Boulevard, 2nd Floor, Santa Clara, CA 95054. Mr. Haber's principal occupation is Executive Vice President of Zoran Corporation, which develops and markets integrated circuits for digital video and audio compression applications.

    During the last five years, Mr. Haber has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Haber is a citizen of Israel.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    This Statement relates to the acquisition of (i) shares of Zoran Common Stock upon the merger (the "Merger") of See Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Zoran ("Sub"), with and into CompCore Multimedia, Inc., a California corporation ("CompCore"), pursuant to an Amended and Restated Agreement and Plan of Reorganization dated November 27, 1996 (the "Plan of Reorganization") among Zoran, Sub and CompCore and (ii) an option to acquire additional shares of Zoran Common Stock (the "Option") resulting from Zoran's assumption pursuant to the Merger of a CompCore option held by Mr. Haber. A copy of the Plan of Reorganization is attached hereto as EXHIBIT 1.

    In the Merger, which became effective on December 27, 1996, each outstanding share of Common Stock of CompCore ("CompCore Common Stock") was converted into .6408 of a share of Zoran Common Stock, and each outstanding option to purchase CompCore Common Stock pursuant to CompCore's 1994 Stock Option Plan (a "CompCore Option") was assumed by Zoran and converted into an option (an "Assumed Option") to acquire, on the same terms and conditions as were applicable under such CompCore Option, the same number of shares of Zoran Common Stock (rounded down to the nearest whole share) as the holder of such CompCore Option would have been entitled to receive pursuant to the Merger had such holder exercised such CompCore Option in full immediately prior to the consummation of the Merger. Assumed Options (including the Option) may be exercised by payment of the exercise price in cash or by a cashless exercise pursuant to a program adopted pursuant to Regulation T promulgated by the Federal Reserve Board which results in receipt of the exercise price in cash by Zoran prior to the issuance of Zoran Common Stock upon the exercise. The Incentive Stock Option Agreement between Mr. Haber and CompCore setting forth the terms and conditions of the Option (the "Option Agreement") is attached hereto as EXHIBIT 2. As of the date hereof, the Option is fully vested and exercisable.

    Pursuant to the Plan of Reorganization, 10% of the shares of Zoran Common Stock issuable pursuant to the Merger have been deposited into escrow (the "Escrow") until December 27, 1997 to cover indemnification claims in connection with any breach of CompCore's representations and

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warranties set forth in the Plan of Reorganization.  In the event any Assumed
Option is exercised prior to December 27, 1997, 10% of the shares issuable thereunder will be deposited into the Escrow. The terms and conditions of the Escrow are set forth in an Escrow Agreement dated December 27, 1997 among Zoran, First Trust of California, National Association, and George T. Haber as shareholder representative, a copy of which is attached hereto as EXHIBIT 3.

ITEM 4.  PURPOSE OF TRANSACTION.

    The securities to which this Statement relates were acquired pursuant to the Merger, which was effected for the purpose of achieving various synergies that Zoran and CompCore believed were likely to result from the Merger. Pursuant to the Plan of Reorganization, Mr. Haber has been elected to Zoran's Board of Directors and has become an executive officer of Zoran. Zoran and Mr. Haber have entered into a two-year employment agreement (the "Employment Agreement") pursuant to which Mr. Haber will serve as Executive Vice President of Zoran, will report directly to Zoran's Chief Executive Officer, and will be entitled to an annual base salary of $195,000, subject to adjustment from time to time. The Employment Agreement also provides that Zoran will use its best efforts to cause Mr. Haber to be elected to Zoran's Board of Directors at each meeting of stockholders held for the purpose of electing directors. Under the Employment Agreement, if Zoran terminates Mr. Haber's employment other than for cause, or if Mr. Haber voluntarily terminates his employment following certain specified actions by Zoran, Mr. Haber will be entitled to a lump-sum severance payment equal to 12 months' salary plus continued coverage under Zoran's life, medical, dental and disability plans, as in effect on the date of termination, for a period of 12 months after termination.

    Other than the foregoing, Mr. Haber has no plans or proposal which relate to or would result in:

    (a) The acquisition or disposition of any additional securities of the Issuer by any person;

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies or the board;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

    (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

    (j)  Any action similar to any of those enumerated above.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) The aggregate number and percentage of shares of Zoran Common Stock beneficially owned by Mr. Haber are 743,948 shares and 8.0%, respectively, including 115,344 shares held by Mr. Haber as Custodian Under UGMA for Sabrina Cismas, 115,344 shares held by Mr. Haber as Custodian Under UGMA for Cristina Cismas and 155,714 shares that Mr. Haber has the right to acquire pursuant to the Option.

    (b) Mr. Haber has sole voting and investment power with respect to all of the shares of Zoran Common Stock to which this Statement relates.

    (c) On December 27, 1996, the Merger was consummated. Mr. Haber has not otherwise acquired or disposed of any shares of Zoran Common Stock within the last 60 days.

    (d) Other than the persons disclosed on Item 2 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds form the sale of, the Stock.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except for the Plan of Reorganization, the Option Agreement and the Escrow Agreement, Mr. Haber has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Zoran, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


    EXHIBIT                            DESCRIPTION

       1 Amended and Restated Agreement and Plan of Reorganization dated November 27, 1996 among Zoran Corporation ("Zoran"), See Acquisition Corporation and CompCore Multimedia, Inc.


       2                Incentive Stock Option Agreement.


       3 Escrow Agreement dated December 27, 1996 among Zoran, First Trust of California, National Association, and George T. Haber.

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SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 6, 1997



                                                      By:  GEORGE T. HABER
                                                           ---------------------
                                                           George T. Haber

                      EXHIBIT INDEX


    EXHIBIT                            DESCRIPTION

       1 Amended and Restated Agreement and Plan of Reorganization dated November 27, 1996 among Zoran Corporation ("Zoran"), See Acquisition Corporation and CompCore Multimedia, Inc.


       2                Incentive Stock Option Agreement.


       3 Escrow Agreement dated December 27, 1996 among Zoran, First Trust of California, National Association, and George T. Haber.

                                       7